UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30173 / August 20, 2012

In the Matter of

CAPITAL RESEARCH AND MANAGEMENT COMPANY
AMCAP FUND
AMERICAN BALANCED FUND
AMERICAN FUNDS FUNDAMENTAL INVESTORS
AMERICAN FUNDS GLOBAL BALANCED FUND
THE AMERICAN FUNDS INCOME SERIES
AMERICAN FUNDS INSURANCE SERIES
AMERICAN FUNDS MONEY MARKET FUND
AMERICAN FUNDS MORTGAGE FUND
AMERICAN FUNDS PORTFOLIO SERIES
AMERICAN FUNDS SHORT-TERM TAX-EXEMPT BOND FUND
AMERICAN FUNDS TARGET DATE RETIREMENT SERIES
AMERICAN FUNDS TAX-EXEMPT FUND OF NEW YORK
THE AMERICAN FUNDS TAX-EXEMPT SERIES I
THE AMERICAN FUNDS TAX-EXEMPT SERIES II
AMERICAN HIGH-INCOME MUNICIPAL BOND FUND
AMERICAN HIGH-INCOME TRUST
AMERICAN MUTUAL FUND
THE BOND FUND OF AMERICA
CAPITAL INCOME BUILDER
CAPITAL WORLD BOND FUND
CAPITAL WORLD GROWTH AND INCOME FUND INC.
EUROPACIFIC GROWTH FUND
THE GROWTH FUND OF AMERICA, INC.
THE INCOME FUND OF AMERICA
INTERMEDIATE BOND FUND OF AMERICA
INTERNATIONAL GROWTH AND INCOME FUND
THE INVESTMENT COMPANY OF AMERICA
LIMITED TERM TAX-EXEMPT BOND FUND OF AMERICA
THE NEW ECONOMY FUND
NEW PERSPECIVE FUND, INC.
NEW WORLD FUND, INC.
SHORT-TERM BOND FUND OF AMERICA
SMALLCAP WORLD FUND, INC.
THE TAX-EXEMPT BOND FUND OF AMERICA
WASHINGTON MUTUAL INVESTORS FUND

333 South Hope Street, 33rd Floor
Los Angeles, California 90071

(File No. 812-13616-09)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Capital Research and Management Company, et al. filed an application on December 19, 2008, and amendments to the application on August 5, 2009, April 15, 2010, December 16, 2011, April 19, 2012, and July 13, 2012, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act and from certain disclosure requirements. The order permits applicants to enter into and materially amend subadvisory agreements without shareholder approval and also grants relief from certain disclosure requirements.

On July 25, 2012, a notice of the filing of the application was issued (Investment Company Act Release No. 30150). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Capital Research and Management Company, et al. (File No. 812-13616-09) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary